NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	July 14, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. AAR APPROVES FIELD SERVICE TRIALS FOR NEW TOP BALL VALVE

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) reports that the Association of American Railroads (AAR) has approved Kelso's new top ball valve (KTBV) for commercial field service trial testing.

The KTBV joins our low-profile bottom outlet valve and standard-profile bottom outlet valve (KBOV) in field service trial testing as a prerequisite for final AAR approvals.  This represents another successful milepost in the Company's revised product development initiatives for rail tank car equipment.

The underlying design research for our KTBV has been through the direct cooperation and co-engineering advice from several motivated customers.  The design objectives are to significantly diminish the expensive chronic performance and supply problems that are persistent with the current top ball valves widely used today.

The KTBV is utilized on general service rail tank cars for the primary purpose of loading and unloading the contents of the tank.  It is positioned on top of general service tank cars with a standard configuration consisting of either two or three top ball valves per tank car.  They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals.  The new AAR field service trial will involve at least two customers with service in a variety of commodities.

The key proprietary design elements for the KTBV include the use of a more reliable, longer wearing, scratch-resistant and non-corrosive ceramic ball.  It has a seat protecting ceramic wiper which allows for seats to remain clear of any debris and impurities collecting in the commodity therefore extending the service life of the valve seats and the prevention of valve seat leaks.  Our KTBV is a full port design to maximize flow rates for efficient, unimpeded loading/unloading of commodities; it provides easy and quick disassembly for cleaning, inspection and servicing; and it is fully compatible with flanged or threaded loading/unloading adapters.

As with all Kelso rail tank car products our KTBV equipment is completely manufactured in the USA and fully machined from virgin material which is a significant improvement over the imported cast components used by competitors.  The Company's well established supply chain management system allows Kelso to provide customers with the shortest most reliable lead times in the industry - a key benefit to customers with dynamic production systems.

Our KTBV development associates have agreed to meet all the requirements of the AAR field service trial testing.  Their participation will assist in the completion of regulatory processes necessary to gain full AAR approvals.  An AAR approved KTBV is expected to improve the potential of market adoption by numerous customers.

James R. Bond, CEO and President of the Company states that; "The Company continues to evolve the rail business model around customer needs as Kelso invests in co-engineered rail tank car equipment development.  This approach along with an improved collaborative relationship with the AAR including our long standing M1003 manufacturing status improves the potential for additional revenue sources from sales of our newly developed products.  Given stringent rail regulations and testing guidelines our R&D projects like the KTBV and KBOV including final AAR approvals will remain complex, time consuming and very expensive.  The generation of new revenue streams from any of our new products remains unpredictable with no guarantee that commercial revenues will occur.  During the KTBV field service trial we anticipate that the Company will be allowed to legally sell an AAR specified number of KTBV units commercially to support customers' needs generating some early cash flows for Kelso.  If and when fully adopted by the rail industry our KTBV along with our new standard profile KBOV are expected to significantly improve Kelso's consolidated financial performance from rail related products."

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  Our reputation has been earned as a designer and reliable supplier of unique high quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release may include, without excluding other considerations, that our KTBV can significantly diminish the expensive chronic performance problems that are persistent in the ball valves in wide use today; that our KTBV development associates have agreed to meet all requirements of the AAR field trial testing for the KTBV; that their participation will assist in the completion of regulatory processes to gain full AAR approval; that an AAR approved KTBV is expected to improve the potential of market adoption by numerous customers; that during the field service trial the Company will be allowed to legally sell a small number of KTBV units to support customers; and that the goal is for Kelso to improve its financial performance considerably with sales of the KTBV and KBOV in future periods.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that our KTBV may not significantly diminish the expensive chronic performance problems that are persistent in the bottom outlet valves in wide use today; that we may be unable to complete the regulatory processes to gain full AAR approval for our KTBV; that the risk that railroad safety regulations and other regulatory approvals may change, be delayed or cancelled; the Company's products may not provide the intended economic or operational advantages; we may be unable to grow and sustain anticipated revenue streams because of competition or decreased interest in our products; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; costs of production may increase affecting our EBITDA; we may have to incur debt to keep up with costs and/or technological or product development expenses; and our new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com